Mail Stop 6010

Via Facsimile and U.S. Mail


May 27, 2005

Mr. David H. Kirske
Vice President and
Chief Financial Officer
Helix Biomedix, Inc.
22122-20th Avenue Southeast, Suite 148
Bothell, WA 98021

      Re:	Helix Biomedix, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
	            File No. 033-20897

Dear Mr. Kirske:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management`s Discussion and Analysis or Plan of Operation, page 17

Plan of Operation, page 18
1. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 7. Financial Statements, page 22

Notes to Financial Statements, page 31

Note 1 - Summary of Significant Accounting Policies, page 31

Intangibles, page 33
2. Please explain to us how your policy to capitalize patent costs and defer amortization until issuance of the patents complies with GAAP. Tell why recognizing these costs as an expense prior to the successful outcome of the application is not appropriate

Revenue Recognition, pages 33-34
3. Please refer to your revenue recognition policy for nonrefundable upfront fees when no future obligations exist. Please tell us and expand your disclosure to clarify the nature of the products delivered or services performed that represent the culmination of a separate earnings process. Please refer to revenue recognition of nonrefundable up-front fees discussed in SAB Topic 13A.3.
Disclose
the method used to recognize revenue for payments that are deferred.

Research and Development, page 34

4. Tell us how your policy to expense research and development costs associated with collaborative agreements at the earlier of when amounts are due or when services are performed complies with the requirement of paragraph 12 of SFAS 2 to expense research and development costs when incurred.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Don Abbott, Senior Staff Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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David H. Kirske
Helix Biomedix, Inc.
May 27, 2005
Page 4